Paul F. Leone

Secretary of the Trust

225 Pictoria Drive, Suite 450

Cincinnati, Ohio 45246

(513) 346-4152

pleone@ultimusfundsolutions.com

September 7, 2022

FILED VIA EDGAR

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Response to Staff’s Comments on Form N-14 for the Centaur Mutual Funds Trust ( CIK#: 0001295908) (the “Registrant”), on behalf of its new series, to be called the Copley Fund (the “Fund”) (File Nos. 333-117597 and 811-21606)

Ladies and Gentlemen:

Set forth below is an update to oral comments provided by Mr. Dave Manion of the Staff on September 6, 2022, in connection with the Post-Effective Amendment to the Registrant’s registration statement on Form N-14 - Registration statement for open-end investment company (business combinations) filed on June 7, 2022 (SEC Accession No. 0001398344-22-011604) concerning the business combination of its new series, the Fund, with existing fund the Copley Fund, Inc. (CIK #721291) This business combination is intended to affect a reorganization of Copley Fund, Inc. into a series of Centaur Mutual funds Trust. For your convenience, a summary of the Staff’s comments is set forth below, along with the Registrant’s responses to such comments. Please be advised that this correspondence is intended to make a correction to correspondence filed on September 2, 2022 with respect to the Fund’s fee table.

Response to Comment #1

The fee table contained in the correspondence of September 2, 2022 is to be disregarded, The fees and expenses table will be revised to be consistent with Staff comments as follows:

Shareholder Fees (fees paid directly from your investment)	Existing Fund	New Fund
Maximum Sales Charge (Load) Imposed on Purchases	None	None
Maximum Deferred Sales Charge (Load)	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends and Other Distributions	None	None
Redemption Fee (as a % of amount redeemed) on Shares Held Less Than 10 Days	2.00%	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.67%	0.65%
Distribution and/or Service (12b-1) Fees	0.00%	0.00%
Net taxes	1.21%*	1.21%(b)
Other Expenses	0.55%	0.36%(a)
Total Other Expenses	1.76%
Total Annual Fund Operating Expenses	2.43%	2.22%
Fee Waiver	(0.06)%(c)	None
Total Annual Fund Operating Expenses After Fee Waiver	2.37%(d)	2.22%

(a)	The Adviser has entered into an agreement with the Fund whereby the Adviser has agreed to waive $60,000 of its fee per annum. This agreement is effective through February 28, 2023.

(b)	In comparing the Copley Fund to other mutual, funds investors should consider the Fund’s unique tax characteristics related to the accrual of deferred taxes. Please see “Accumulated Earnings Tax” and “Tax on Unrealized Appreciation” on pages 8 and 9, respectively. The Fund is required to include deferred taxes in calculating its expense ratio even though they are not currently payable. The Fund’s total annual operating expense ratio after advisory fee waiver and without the inclusion of net regular and deferred taxes is 1.16%.

*	The components of net tax expense consists of tax expense $2,805,347, or 2.93% of average net assets, and tax benefit of $1,647,945, or 1.72% of average net assets

Sincerely,

Paul F. Leone

Secretary

Centaur Mutual Funds Trust

cc:        Marc Rappaport at DCM Advisors, LLC

Thomas W. Steed III, Esq. at Kilpatrick Townsend & Stockton